Exhibit 99.1

Tm BIOSCIENCE CORPORATION

YOUR VOTE IS IMPORTANT

To the shareholders and optionholders
of Tm Bioscience Corporation:

On behalf of the board of directors (the “Board”) and management of Tm Bioscience Corporation (the “Corporation” or “Tm”), we are pleased to deliver our management information circular for the proposed arrangement involving Tm and Luminex Corporation (“Luminex”) to be effected pursuant to a plan of arrangement under Section 182 of the Business Corporations Act (Ontario).

On December 14, 2006, the Corporation and Luminex entered into a merger agreement setting out the terms of the transaction. Pursuant to the merger agreement, and subject to its terms, each Tm common share will be exchanged for 0.060 of a share of Luminex common stock, and each Tm option will be exchanged for an option to purchase 0.060 of a share of Luminex common stock.

The Board has unanimously approved the arrangement and has determined that the arrangement is fair to Tm shareholders and optionholders and is in the best interests of Tm. The Board unanimously recommends that Tm shareholders and optionholders vote FOR the resolution approving the arrangement. Each director of Tm intends, and has agreed with Luminex, to vote his Tm shares and options FOR the resolution approving the arrangement.

To be effective, the arrangement must be approved by a special resolution passed by not less than two-thirds of the votes cast in person or by proxy by shareholders and optionholders plus a simple majority of the votes cast in person or by proxy by holders of shares at the special meeting. The implementation of the arrangement also is subject to certain conditions typical for this type of transaction, including approval of the arrangement by the Ontario Superior Court of Justice.

The accompanying materials describe the transaction in some detail and include information to assist you in considering how to vote on the arrangement, including the reasoning underlying the recommendation of the Board. You should read this information carefully and consult your financial, legal or other professional advisor for further assistance.

Your vote is important, regardless of the number of shares or options you own. If you are unable to attend the special meeting in person, we encourage you to take the time now to complete, sign, date and return the applicable enclosed form of proxy (printed on blue paper for use by shareholders and printed on green paper for use by optionholders) so that your shares and options, as applicable, can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal (printed on yellow paper) so that consideration can be sent to you promptly upon the implementation of the arrangement. If you are a Non-Registered Tm shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary.

If you have any questions please contact our proxy solicitation agent, Georgeson Shareholder Communications Canada, Inc., toll-free in North America at 1-866-909-6468.

On behalf of Tm, we would like to thank all of our shareholders for their ongoing support as we prepare to take this next step in Tm’s development.

/s/ Gregory Hines
Gregory C. Hines President and Chief Executive Officer

DATED this January 23, 2007